EXHIBIT 99.1

Amarc To Showcase The “AuRORA” High Grade Cu-Au-Ag Discovery At PDAC

•	President and CEO Dr. Diane Nicolson and the Senior Technical Team will be available to discuss Amarc’s Cu-Au Districts, and to view drill core from AuRORA porphyry discovery at Booth #2085
•	Dr. Jim Lang, renowned porphyry expert, is to give a technical presentation on the AuRORA discovery, Sunday March 2, 2025, at 2:20 pm EST in Room #716

February 20, 2025 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce its upcoming participation at the 2025 Prospectors & Developers Association of Canada Conference (“PDAC”) from March 2-5, 2025, Toronto, ON. Amarc will be showcasing the 100% owned “AuRORA” high grade, gold-rich, porphyry copper-gold-silver (“Cu-Au-Ag”) deposit discovery made in collaboration with Freeport-McMoran. Results from this important discovery within its 100% owned 495 km2 JOY District were announced January 17, 2025 and January 20, 2025.

PDAC Details:

•	Location: Metro Toronto Convention Center, Toronto, Ontario
•	Booth: #2850, Investors Exchange
•	Date: March 2-5, 2025

Technical presentation by Dr. Jim Lang, Technical Advisor - Consultant

•	Title: “Geological Considerations for Successful Porphyry Cu-Au Exploration on the JOY District: Implications for Exploration in the Toodoggone District, British Columbia”
•	Location: Room 716
•	Date: March 2, 2025
•	Time: 2:20 – 2:40 pm EST
•	Click here for further information

PDAC attendees are invited to booth #2085 to meet with Dr. Diane Nicolson, alongside Hall of Fame Inductee Mark Rebagliati, P.Eng. and Dr. Jim Lang, P. Geo., to discuss the Company’s JOY, DUKE and IKE Districts and to review drill core from the AuRORA discovery.

“PDAC is an excellent opportunity to discuss the outstanding potential that is emerging within all three of Amarc’s Districts in British Columbia while further showcasing the importance of the AuRORA discovery on a global stage,” stated Dr. Diane Nicolson. “We are excited to meet our shareholders and prospective investors to increase the awareness of Amarc, and share more about the 29,000 m of drilling in 2024 across all three of our highly prospective districts.”

To arrange a meeting with management, conference delegates are encouraged to contact Diane Nicolson, Amarc President & CEO, at 778-388-4603 or  dianenicolson@hdimining.com or KIN Communications, Investor Relations at ahr@kincommunications.com or 604-684-6730.

Register for PDAC: https://pdac.ca/convention-2025

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc has completed self-funded drilling at its higher-grade Empress Deposit in the IKE District. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (778)-388-4603 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.